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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 5)*

                           ARBINET - THEXCHANGE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   03875 P100
                                 (CUSIP Number)

                                  KAREN SINGER
                                212 VACCARO DRIVE
                               CRESSKILL, NJ 07626
                                 (201) 750-0415
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                  JULY 16, 2007
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:[ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                                  SCHEDULE 13D

CUSIP NO. 03875 P100

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1 NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     KAREN SINGER

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (A) [ ]

                                                                        (B) [ ]

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3 SEC USE ONLY

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4 SOURCE OF FUNDS (SEE INSTRUCTIONS)
         OO

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR  2(e)                                                       [ ]

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6 CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES

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                   7 SOLE VOTING POWER
                        2,520,074

                   -------------------------------------------------------------
     NUMBER OF
      SHARES       8 SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY
        EACH       -------------------------------------------------------------
     REPORTING
       PERSON      9 SOLE DISPOSITIVE POWER
        WITH              2,520,074

                   -------------------------------------------------------------

                   10 SHARED DISPOSITIVE POWER
                           -0-

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,520,074

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES G  N/A
   (SEE INSTRUCTIONS)

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.79%

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14 TYPE OF REPORTING PERSON
       IN

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                                 Amendment No. 5

INTRODUCTION

This constitutes Amendment No. 5 to the statement on Schedule 13D, filed on behalf of Karen Singer, dated March 16, 2007, as first amended on March 20, 2007, as second amended on April 3, 2007, as third amended on May 8, 2007, and as further amended on June 19, 2007 (the "Statement"), relating to the common stock (the "Common Stock") of Arbinet - thexchange, Inc., a Delaware corporation (the "Issuer"). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Statement is hereby amended and restated as follows:

Ms. Singer is the trustee of the Trust, which was created pursuant to Trust Agreement, dated May 29, 1998 (the "Trust Agreement"). All of the shares of the Issuer reported above were purchased by funds generated and held by Trust. The aggregate amount of funds used for the purchase of these shares was approximately $13,879,836.00.

ITEM 4. PURPOSE OF THE TRANSACTION.

Items 4 of the Statement is hereby amended and restated in its entirety as follows:

     The shares of the Issuer covered by this Schedule 13D were acquired for investment purposes. On March 19, 2007, Ms. Singer submitted notice (the "Notice") to the Issuer, in accordance with the requirements of Issuer's Second Amended and Restated By-laws and/or the procedures outlined in the Company's most recent proxy statement, dated May 3, 2006, that would enable Ms. Singer to nominate Mr. Shawn O'Donnell, Ms. Jill Thoerle and Mr. Stanley Kreitman to be elected to the Board of Directors of the Issuer (the "Board"). On July 13, 2007, Ms. Singer entered in to a Settlement and Standstill Agreement, dated as of July 13, 2007 by and between Arbinet, the Singer Children's Family Trust, Ms. Singer, and Gary Singer (the "Standstill Agreement"). Pursuant to the terms of the Standstill Agreement, on July 13, 2007, Arbinet increased the size of the Board from six to nine members and appointed Mr. O'Donnell and Ms. Thoerle to the Board as Class III directors, with terms expiring at the 2007 Annual Meeting of Stockholders, and Mr. Kreitman to the Board as a Class II director, with a term expiring at the 2009 Annual Meeting of Stockholders. Arbinet also agreed to nominate Michael J. Ruane, a current Class III director, Mr. O'Donnell, and Ms. Thoerle (collectively, the "2007 Nominees") for election to the Board as Class III directors at the 2007 Annual Meeting of Stockholders and to use its reasonable best efforts to elect each of the 2007 Nominees. In addition, Ms. Singer agreed that she would withdraw and terminate the Notice in connection upon the appointment of Mr. O'Donnell, Ms. Thoerle, and Mr. Kreitman to the Board. Ms. Singer also agreed to vote all of the Trust's shares of the Issuer in favor of the 2007 Nominees at the 2007 Annual Meeting of Stockholders. In addition, until July 13, 2008 (the "Standstill Period"), Ms. Singer has agreed to vote in favor of any matter brought before a stockholder meeting held during the Standstill Period upon the recommendation of the Board by a two-thirds vote of the Board members voting unless her fiduciary duties require otherwise. The Standstill Agreement is filed as Exhibit 99.1 to this Amendment No. 5 to
Schedule 13D/A. Such actions could relate to or result in one or more of the matters referenced to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     Ms. Singer reserves the right, subject to the terms of the Standstill Agreement, to take any and all actions permitted by applicable law that she may deem appropriate to maximize the value of her investments in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5 of the Statement is hereby amended and restated in its entirety as follows:

     (a) Ms. Singer is the beneficial owner of 2,520,074 shares of common stock of the Issuer as trustee of the Trust, comprising approximately 9.79% of the outstanding shares of common stock of the Issuer.

     (b) Ms. Singer has sole dispositive and voting power over all of the shares of common stock of the Issuer reported on this Schedule 13D.

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     (C) Ms. Singer has effected the following transactions in shares of common stock of the Issuer on the open market since Amendment No. 4 to the statement
Schedule 13D filed on June 19, 2007:

                                     No. of
Transaction         Trade date       Shares        Price/share
Purchase             6/21/2007       25,000           5.73
Purchase             6/26/2007          747           5.67
Purchase             6/27/2007        4,828           5.65
Purchase             7/16/2007        2,100           6.00
Purchase             7/16/2007       18,200           6.00
Purchase             7/17/2007       25,000           5.9985
Purchase             7/18/2007        2,700           5.85
Purchase             7/20/2007       11,900           5.8499

     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units being reported on this Schedule 13D.

     (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 - Standstill Agreement, dated as of July 13, 2007 by and between
               Arbinet and the Singer Children's Family Trust, Karen Singer, and Gary Singer

SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2007

                                                     /s/ Karen Singer
                                                     ---------------------------
                                                     Karen Singer

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